SEC 02023529 MISSION

VF 7-31-02

SECURITIES AND EXCHANGE COMMISSION RECEIVED

DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47670 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lipper & Company L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Park Avenue
(No. and Street)

New York	NY	10178
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Finkel 212-883-6333
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L LP
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

VF 7-31-02

OATH OR AFFIRMATION

I, Steven Finkel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lipper & Company L.P., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

Notary Public

LAWRENCE S. BLOCK
Notary Public, State of New York
No. 02BL5016584
Qualified in New York County
Commission Expires Aug. 16, 2005

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lipper & Company, L.P.

Statement of Financial Condition

December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Partners of
Lipper & Company, L.P.

In our opinion, the accompanying statement of financial condition, presents fairly, in all material respects, the financial position of Lipper & Company, L.P. (the "Partnership") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Subsequent to December 31, 2001, management commenced the wind down of the Partnership's operations as described in Note 1.

PricewaterhouseCoopers LLP

April 29, 2002

Lipper & Company, L.P.
Statement of Financial Condition (in thousands)

		December 31, 2001
Assets		
Cash	$	1,392
Receivable from brokers, dealers and clearing organizations		290,647
Securities owned, at market value		3,910
Fees receivable		305
Investments in affiliated entities		5,727
Investment in mutual fund, at market value		1,975
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $1,615		1,799
Other assets		273
Total assets	$	306,028
Liabilities and Partners' Capital		
Liabilities		
Payable to brokers and dealers	$	275,329
Securities sold, not yet purchased, at market value		1,300
Accounts payable and accrued expenses		607
Mortgage payable		842
Total liabilities		278,078
Liabilities subordinated to claims of general creditors		10,000
Commitments (Note 6)		
Partners' capital		17,950
Total liabilities and partners' capital	$	306,028

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Lipper & Company, L.P. (the "Partnership"), which is engaged in investment management and investment banking activities, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The general partner of the Partnership is Lipper & Company, Inc. (the "Company"). The Partnership and the Company are 55% owned by Kenneth Lipper, who serves as President and Chief Executive Officer.

The Partnership's principal business activities include acting as advisor for various related investment partnerships, and managing institutional and private security portfolios. Subsequent to December 31, 2001, the Partnership determined that most of these business activities would wind down prior to December 31, 2002. The Partnership and certain affiliates have entered into an agreement with Neuberger Berman Inc., with respect to, subject to certain conditions and approvals, the sale of their high-yield debt securities investment management and advisory services business, for which the Partnership expects to receive a payment based on, among other things, the assets under management for which Neuberger Berman Inc. becomes the advisor and certain revenues attributable to such assets under management.

With respect to other advisory relationships, the investment partnerships are winding down their business and the institutional and private management contracts are expected to be terminated such that the principal business activity of the Partnership will terminate within the next year.

Management believes the Partnership has sufficient financial resources to continue to meet recorded liabilities and ongoing obligations during this wind down period.. Consequently, this financial statement has been prepared on a going concern basis.

2. Summary of Significant Accounting Policies

Investments in affiliated entities

The Partnership has an interest in five affiliated entities. It accounts for these investments under the equity method, which approximates fair value.

Securities transactions

Securities transactions are recorded on a trade date basis. The Partnership clears its securities transactions through another registered broker-dealer.

Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased are comprised of U.S. equities and U.S. corporate bonds which are stated at market value.

Investment in mutual fund

Investment in mutual fund is with an affiliated entity and is stated at market value.

Fair Value of Financial Instruments

All financial instruments are carried at values which approximate fair value.

Property, equipment and leasehold improvements
Equipment is carried at cost and is depreciated on a straight-line basis over a period of three years. Leasehold improvements are amortized over the estimated useful lives of the improvements or the term of the lease, whichever is shorter. Property is carried at cost and is depreciated on a straight-line basis over thirty-nine and one-half years.

Income taxes
Federal and state income taxes have not been accrued for in the accompanying statement of financial condition as the partners are individually liable for their share of federal and state income tax liabilities. However, the Partnership is subject to a 4% New York City unincorporated business tax.

Use of estimates
The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations of $284.4 million and payable to brokers and dealers of $275.3 million represent deposits for securities borrowed and loaned and approximate fair value at December 31, 2001.

In addition, the Partnership executes securities borrowed and securities loaned transactions on behalf of affiliated entities. The net interest income relating to these transactions is paid by the Partnership to those affiliated entities and is not recorded in the statement of financial condition. The amount of such net interest payable at December 31, 2001 was $263,991 and was included in accounts payable and accrued expenses. The Partnership monitors the market value of securities borrowed and loaned, as compared to the related receivable or payable and, as necessary, requests additional collateral.

The Partnership has deposited $1.26 million with the Depository Trust Company of which $500,000 is required pursuant to the Partnership's clearing firm relationship.

Subsequent to December 31, 2001, all securities borrowed and loaned balances were liquidated.

4. Pension Plan

The Partnership has a Defined Benefit Pension Plan (the "Plan") under which employees of this Partnership and affiliated entities are eligible to participate on the first day of January of the Plan year in which an employee completes 18 months of service and attains age 21. The amount contributed to the Plan by the Partnership is determined by actuarial valuation.

In accordance with Statement of Financial Accounting Standards No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits", the following table sets forth the plans funded status and amounts recognized in the Partnership and affiliated entities' statement of financial condition as of December 31, 2001:

Benefit obligation at December 31, 2001	$ 3,575,224
Fair value of plan assets at December 31, 2001	3,129,080
Funded Status	(446,144)

The following actuarial assumptions were used in calculating net pension expense and present value of accumulated plan benefits. Rates as of December 31, 2001:

Discount rate	7.0%
Annual long-term rate of return on assets	7.0%
Annual salary progression rate	7.0%

The above pension related information was based on actuarial determination made as of December 31, 2001 utilizing assumptions which anticipated continuation of the Partnership's business. Because the Partnership now expects to wind down operations, new arrangements will be entered into with employees which would impact the reported amounts, and such impact could be material.

5. Liabilities Subordinated to Claims of General Creditors

The Partnership has a subordinated note payable to an associated person, which is covered by an agreement approved by the NASD and is thus available in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated note payable matures on October 31, 2004 and accrues interest at 12% per annum. To the extent the borrowing is required for the Partnership's continued compliance with minimum net capital requirements, it may not be repaid.

6. Commitments

The Partnership is under the obligation for two lease commitments, expiring in June and August 2002, for its current office space. In addition the Partnership has entered into two new lease commitments, expiring in July 2007 and August 2017. The Partnership subleases office space to two affiliated entities and charges rent based upon an agreed-upon percentage of the overall rent expense. Minimum rentals under these leases are as follows:

Year ending December 31,	
2002	$ 1,557,551
2003	2,491,750
2004	2,491,750
2005	2,491,750
2006	2,491,750
Later years	26,984,338
Total minimum lease payments	38,508,889
Less - sublease income	6,040,285
Net minimum lease payments	$ 32,468,604

The leases contain provisions for rent escalations in excess of the above amounts based on increased costs incurred by the lessor.

As a result of significant reductions in the Partnership's business subsequent to December 31, 2001, it is anticipated that the majority of leased space will not be needed. The Partnership is currently in the process of renegotiating its lease obligations to relinquish approximately 85% of such space. Management believes the renegotiation will result in relief from excess space commitments at no loss to the Partnership; however, there can be no assurance that no such losses will result upon renegotiation of the leases.

Effective April 1, 2002, the Partnership entered into employment agreements through March 31, 2003 with seventeen employees for a total commitment of approximately $6 million.

The Partnership was a placement agent for Lipper Convertibles, L.P. ("Convertibles"), Lipper Convertibles Series II, L.P. ("Series II"), Lipper Offshore Convertibles, L.P. ("Offshore"), and Lipper Fixed Income Fund, L.P. ("Fixed Income") and the advisor to Offshore and Fixed Income. As advisor to Offshore and Fixed Income, the Partnership has recorded advisory fee income of approximately $1.1 million. Convertibles, Series II and Offshore have announced their intention to liquidate in other than the normal course of operation. As a result of these relationships, it is possible that litigation against the Partnership could result and that such litigation could involve amounts that would be material to the statement of financial condition. As of April 29, 2002, no litigation has commenced.

7. Off-Balance Sheet Risk and Concentrations of Credit Risk

The Partnership has sold securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. The Partnership has recorded these obligations in the statement of financial condition at the securities' December 31, 2001 market values. The Partnership will incur a loss if the Partnership ultimately purchases these securities at a price in excess of the carrying value.

As a broker-dealer, the Partnership engages as principal in securities trading activities, including securities lending arrangements, with financial institutions which include other brokers and dealers. In the event counterparties to transactions do not fulfill their obligations, the Partnership may be exposed to credit risk to the extent such obligations are unsecured.

The Partnership's policy is to monitor its market and credit risks through the use of a variety of reporting and controls procedures, including marking-to-market securities and collateral and requiring adjustments of collateral levels, as considered appropriate. In addition, the Partnership reviews, as considered necessary, the credit standing of each counterparty with which it conducts business.

8. Related Party

The Partnership shares certain facilities and employee services with affiliates and is allocated a share of the cost of such services.

9. Net Capital Requirement

As a registered broker-dealer, the Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Partnership had net capital of $18.9 million which was $16.1 million in excess of its required minimum net capital of $2.8 million. The Partnership's ratio of aggregate indebtedness to net capital was 2.26 to 1.

10. Subsequent Events

The Partnership, which is the placement agent of Convertibles, Series II, Offshore and Fixed Income and the advisor to Offshore and Fixed Income, is, along with certain other affiliated entities, currently the subject of an SEC investigation, pursuant to a formal order of investigation, which commenced in February 2002. This investigation is being conducted as a result of the significant reduction in the valuation of the portfolios of Convertibles, Series II, Offshore and Fixed Income. The Partnership is fully cooperating with the SEC and no results have been reported to the Partnership as of April 29, 2002.